Exhibit 99.(a)(5)(E)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JENNIFER WALLING, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
AGA MEDICAL HOLDINGS, INC., TOMMY	)
G. THOMPSON, FRANCK L. GOUGEON,	)
JACK P. HELMS, DANIEL A. PELAK, PAUL	)
B. QUEALLY, TERRY A. RAPPUHN,	)
DARRELL J. TAMOSUINAS, SEAN M.	)
TRAYNOR, ASTEROID SUBSIDIARY	)
CORPORATION, and ST. JUDE MEDICAL,	)
INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by her undersigned attorneys, for her verified class action complaint against defendants, alleges upon personal knowledge with respect to herself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.             This is a class action on behalf of the public shareholders of AGA Medical Holdings, Inc. (“AGA Medical” or the “Company”) against AGA Medical and its Board of Directors (the “Board” or “Individual Defendants”) to enjoin a proposed transaction announced on October 18, 2010 (the “Proposed Transaction”), pursuant to which St. Jude Medical, Inc. and its indirect, wholly-owned subsidiary, Asteroid Subsidiary Corporation (collectively, “St. Jude”) will acquire AGA Medical. On or about October 15, 2010, the defendants caused AGA Medical to enter into an agreement and plan of merger (the “Merger Agreement”) to be acquired by St. Jude in a transaction by means of a cash and stock tender offer (the “Tender Offer”) and second-

step merger valued at approximately $1.3 billion in the aggregate. The Tender Offer commenced on October 20, 2010 and is currently set to expire on November 17, 2010.

2.             The Proposed Transaction is the product of a flawed process that resulted from the Board’s failure to maximize shareholder value and deprived AGA Medical’s public shareholders of the ability to participate in the Company’s long-term prospects. Moreover, the Proposed Transaction is particularly troubling in light of the fact that Individual Defendant and Company Co-Founder, Franck L. Gougeon, who beneficially holds approximately 20% of the Company’s outstanding common stock and Welsh, Carson, Anderson & Stowe (“WCAS”), which beneficially holds approximately 45% of the Company’s outstanding common stock (a combined 65%), have entered into a Tender and Voting Agreement, dated October 15, 2010 (the “Tender and Voting Agreement”) to tender all of their shares into the Tender Offer.

3.             The Proposed Transaction will go forward if St. Jude receives the tender of at least a majority of the Company’s shares outstanding (the “Minimum Condition”). The shares subject to the Tender and Voting Agreement are included in the calculation of the Minimum Condition. After satisfying the Minimum Condition, the Merger Agreement permits St. Jude to appoint a majority of the Board, either by expanding the size of the Board or forcing the resignation of current directors. Thus, mere satisfaction of the Minimum Condition and closure of the Tender Offer will result in St. Jude not only becoming the majority controlling stockholder of AGA Medical but also gaining control of the Board.

4.             As alleged herein, St. Jude aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

5.             Compounding the unfairness of the Proposed Transaction is the defendants’ attempt to obtain shareholder approval of the Proposed Transaction through materially incomplete and misleading disclosures contained in the Solicitation/Registration Statement filed by AGA Medical with the United States Securities and Exchange Commission (“SEC”) on Form SC 14 D 9 on October 20, 2010 (the “Solicitation Statement”) and St. Jude’s Registration Statement filed with the SEC on Form S-4 on October 20, 2010 (the “Registration Statement”).

THE PARTIES

6.             Plaintiff is and has been a shareholder of AGA Medical common stock continuously since prior to the wrongs complained of herein.

7.             Defendant AGA Medical is a Delaware corporation and maintains its principal executive offices at 5050 Nathan Lane North, Plymouth, Minnesota 55442. Through its subsidiaries, AGA Medical engages in the development, manufacture, and marketing of medical devices for the treatment of structural heart defects and vascular abnormalities primarily in the United States and Europe. The Company provides its structural heart defect products to interventional cardiologists and electro physiologists, and its vascular products to vascular surgeons and interventional radiologists. AGA Medical common stock is traded on the Nasdaq stock exchange under the ticker “AGAM.”

8.             Defendant Tommy G. Thompson (“Thompson”) has served as AGA Medical’s Chairman of the Board since 2005. According to the Company’s Annual Proxy Statement filed with the SEC on Form DEF 14 A on April 29, 2010 (the “2010 Proxy”), Thompson is chair of the Company’s Compensation Committee and a member of the Corporate Development Committee.

9.             Defendant Franck L. Gougeon (“Gougeon”) co-founded AGA Medical in 1995 and has served as a director of the Company since that time. Gougeon also served as Executive Vice President of AGA Medical from 1995 through October 2002, when he was promoted to President and Chief Executive Officer (“CEO”) of the Company. He served in that capacity until June 2008. According to the 2010 Proxy, Gougeon is chair of the Company’s Corporate

Development Committee and is a member of the Compensation Committee. Moreover, Gougeon beneficially owns approximately 20% of the Company’s outstanding common stock and has entered into a Tender and Voting Agreement to tender all of his shares in the Tender Offer. The 2010 Proxy also discloses that on June 30, 2008, AGA Medical entered into a Consulting Agreement with Gougeon, pursuant to which the Company engaged him as a consultant “to (1) represent [the Company] with healthcare professionals and at medical industry conferences, (2) advise [the] Chief Executive Officer and (3) perform such other services as [the Company] may reasonably request from time to time.”

10.           Defendant Jack P. Helms (“Helms”) has served as an AGA Medical director since 2009. Helms was elected to the Board as a Gougeon designee pursuant to the Third Amended and Restated Stockholders Agreement, dated October 20, 2009, between WCAS and Gougeon (the “Gougeon/WCAS Stockholders Agreement”).

11.           Defendant Daniel A. Pelak (“Pelak”) has served as an AGA Medical director since 2006. Pelak has served as a Senior Advisor to WCAS since November 2008. According to the 2010 Proxy, Pelak serves as a WCAS designee to the Board pursuant to the Gougeon/WCAS Stockholders Agreement.

12.           Defendant Paul B. Queally (“Queally”) has served as an AGA Medical director since 2005. Queally has been a general partner at WCAS since January 1996 and a member of its management committee since 2000. Moreover, in October 2007, Queally became Co-President of WCAS. In addition, according to the 2010 Proxy, Queally is a member of the Company’s Compensation Committee.

13.           Defendant Terry A. Rappuhn (“Rappuhn”) has served as an AGA Medical director since 2006. According to the 2010 Proxy, Rappuhn is chair of the Company’s Audit Committee.

14.           Defendant Darrell J. Tamosuinas (“Tamosuinas”) has served as an AGA Medical director since 2005. According to the 2010 Proxy, Pelak serves as a WCAS designee to the Board pursuant to the Gougeon/WCAS Stockholders Agreement. In addition, according to the 2010 Proxy, Tamosuinas is a member of the Company’s Audit Committee.

15.           Defendant Sean M. Traynor (“Traynor”) has served as an AGA Medical director since 2005. Traynor has been an investment professional at WCAS since 1999 and is currently a General Partner there, where he focuses on investments in the healthcare industry. According to the 2010 Proxy, Traynor is a member of the Company’s Audit Committee and the Corporate Development Committee.

16.           Defendant St. Jude Medical, Inc. is a Minnesota corporation and maintains its principal executive offices at One St. Jude Medical Drive, St. Paul, Minnesota 55117. St. Jude Medical, Inc. develops, manufactures, and distributes cardiovascular and implantable neurostimulation medical devices worldwide. St. Jude Medical, Inc.’s common stock is traded on the New York Stock Exchange (“NYSE”) under the ticker “STJ.”

17.           Defendant Asteroid Subsidiary Corporation is a Delaware corporation and is an indirect, wholly-owned subsidiary of St. Jude Medical, Inc. that was formed for the sole purpose of effecting the Proposed Transaction.

18.           The defendants identified in paragraphs 8 through 15 are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of AGA Medical, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of AGA Medical, and owe plaintiff and AGA Medical’s public shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

19.           Each of the Individual Defendants at all times had the power to control and direct

AGA Medical to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all AGA Medical shareholders.

20.           Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

CLASS ACTION ALLEGATIONS

21.           Plaintiff brings this action on her own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of herself and the public shareholders of AGA Medical (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

22.           This action is properly maintainable as a class action.

23.           The Class is so numerous that joinder of all members is impracticable. As of October 13, 2010, there were 50,268,924 shares of AGA Medical common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

24.           Questions of law and fact are common to the Class, including, among others:

a.             Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b.             Whether defendants will irreparably harm plaintiffs and the other members of the Class if defendants’ conduct complained of herein continues.

25.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

26.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

27.           Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

28.           The Individual Defendants entered into the Proposed Transaction to the detriment of the Company’s shareholders. On October 18, 2010, AGA Medical issued a press release wherein it announced the Proposed Transaction. Specifically, AGA Medical announced that the Individual Defendants had unanimously approved the Merger Agreement.

29.           St. Jude has agreed to purchase all of the outstanding shares of AGA Medical common stock in the Tender Offer in exchange for cash and stock consideration. Specifically each AGA Medical shareholder who participates in the Tender Offer may elect to receive consideration in the form of $20.80 per share in cash or $20.80 per share in shares of St. Jude based on the average trading price of St. Jude’s shares prior to the closing of the Tender Offer. The exchange ratio for the stock consideration will be determined based on the volume weighted average of the daily closing prices of St. Jude’s shares over the ten trading days ending two trading days prior to the close of the Tender Offer. Pursuant to the Merger Agreement, the terms of the Tender Offer will provide that such elections shall, if necessary, be prorated and adjusted in order to cause 50% of the aggregate consideration paid in the Tender Offer to consist of cash and 50% to consist of St. Jude’s shares.

30.           Following completion of the Tender Offer, St. Jude will merge with and into AGA Medical with AGA Medical surviving as a wholly-owned subsidiary of St. Jude, which is then expected to be followed by a second merger between AGA Medical and another wholly-owned subsidiary of St. Jude (the “Mergers”). In the Mergers, Company shares not tendered and accepted in the Tender Offer (other than shares owned directly or indirectly by AGA Medical, St. Jude, or any of their respective subsidiaries, or shares as to which appraisal rights have been perfected in accordance with applicable law), will be converted into the right to receive cash consideration equal to $20.80 per share or a quantity of St. Jude stock that has a fair market value of $20.80 per share based on the average trading price of St. Jude’s stock as described above in paragraph 29. Each AGA Medical shareholder will receive such cash consideration for 50% of its shares and such St. Jude stock for the remaining 50% of the stockholder’s shares, subject to possible adjustment as provided in the Merger Agreement to address certain tax requirements.

31.           The Tender Offer commenced on October 20, 2010 and expires at 12: 00 midnight (one minute after 11: 59 p. m.), New York City time, on the evening of Wednesday, November 17, 2010, unless it is extended or terminated in accordance with its terms, until no later than March 1, 2011.

32.           The Tender Offer is conditioned upon satisfaction of the Minimum Condition. St. Jude has insured the success of the Tender Offer and the Mergers by entering into the Tender and Voting Agreement. Pursuant to the Tender and Voting Agreement, the Company’s controlling shareholders, including Individual Defendant Gougeon, have pledged to tender approximately 65% of the Company’s shares in the Tender Offer. Accordingly, satisfaction of the Minimum Condition is assured. Moreover, the Merger Agreement contains a “Top-Up

Option” provision, which will enable St. Jude to acquire sufficient shares to reach the 90% share ownership threshold necessary to effectuate a “short-form” merger.

33.           Even if St. Jude elects to not to exercise the Top-Up Option, it will nonetheless control AGA Medical following completion of the Tender Offer. Pursuant to the Merger Agreement, St. Jude can appoint a majority of the Board, either by expanding the size of the Board or forcing the resignation of current directors. Thus, mere satisfaction of the Minimum Condition and closure of the Tender Offer will result in St. Jude not only becoming the majority controlling stockholder of AGA Medical, but also gaining control of the Board. Moreover, the Merger Agreement provides that following the successful completion of the Tender Offer, St. Jude and the Company can vote their shares in favor of a “long-form” merger, if necessary. Since approval of such long-form merger is not conditioned on St. Jude acquiring a majority of the minority of the Company’s remaining shares not tendered, success of the Mergers is also assured.

34.           The Proposed Transaction is the result of an unfair process exacerbated by the unfair terms specified in the Merger Agreement. In violation of their fiduciary duties, the Individual Defendants made no effort to solicit other bidders for the Company at all before agreeing to vote in favor of the Merger Agreement.

35.           The Individual Defendants also insured the failure of any post-Merger Agreement market check by agreeing to a “No Solicitation” provision in Section 6.2 of the Merger Agreement that unfairly restricts the Individual Defendants from soliciting alternative proposals by, among other things, constraining its ability to communicate with potential buyers, and in some circumstances, even consider competing proposals. This provision also prohibits the Individual Defendants from initiating contact with possible buyers, even if they believe that communicating with a potential bidder could reasonably lead to a superior offer or an offer more closely aligned with the interests of AGA Medical’s shareholders. Section 6.2 (a) of the Merger

Agreement states, in relevant part:

Except as permitted by this Section 6.2, the Company shall not, and shall not permit or authorize any of its Subsidiaries or any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) of the Company or any of its Subsidiaries, directly or indirectly, to (i) solicit, initiate, knowingly encourage or knowingly facilitate the submission of any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, any Acquisition Proposal or (iii) adopt a resolution or agree to do any of the foregoing. The Company shall, and shall direct each of its Subsidiaries and the Representatives of the Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, (B) request the prompt return or destruction of all confidential information previously furnished and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal, and shall enforce the provisions of any such agreement.

36.           The Merger Agreement provides a “fiduciary out” providing that the Individual Defendants can cause AGA Medical to pursue an alternative transaction. Other sections of the Merger Agreement, however, render this “fiduciary out” provision meaningless. For example, Section 6.2 states that AGA Medical must notify St. Jude of any proposals, offers, or any overtures of interest from other potential suitors. Furthermore, Section 6.2 of the Merger Agreement also gives St. Jude a “match right” with respect to any potential “Superior Proposal” that is made to the Company. Section 6.2 (b) of the Merger Agreement states, in relevant part:

[T]he Company may not make an Adverse Recommendation Change or terminate this Agreement in response to a Superior Proposal as referred to above or enter into an Alternative Acquisition Agreement unless (1) the Company promptly notifies Parent in writing at least five Business Days before taking any such action of its intention to do so, and specifying the reasons therefor, including the terms and conditions of, and the identity of any Person making, such Superior Proposal, and contemporaneously furnishing a copy of the relevant Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice by the Company and a single new five Business Day period commencing on the date of such new notice) and (2) prior to the expiration of such five Business Day period, Parent does not make a bona fide proposal to adjust the terms and conditions of this Agreement that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) would cause such initial Superior Proposal to cease to be a Superior Proposal after giving effect to, among other things, the payment of the Termination Fee or Alternative Termination Fee set forth in Section 8.3; provided further, that the Company Board may not make an Adverse Recommendation Change in response to an Intervening Event as referred to above unless the Company (A) provides Parent with written information describing such Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it, (B) keeps Parent reasonably informed of developments with respect to such Intervening Event, (C) notifies Parent in writing at least five Business Days before making an Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifying the reasons therefor and (D) prior to the expiration of such five Business Day period, Parent does not make a bona fide proposal that results in the Company Board determining that such action is no longer inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law. During the five Business Day period prior to its effecting an Adverse Recommendation Change or terminating this Agreement or entering into an Alternative Acquisition Agreement as referred to above, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. In the event that Parent does make a bona fide proposal to adjust the terms and conditions of this Agreement pursuant to this Section 6.2 (b), that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) would cause such initial Superior Proposal to cease to be a Superior Proposal after giving effect to, among other things, the payment of the Termination Fee or Alternative Termination Fee set forth in Section 8.3, and the Person making the proposal giving rise to the provisions of this Section 6.2 (b) subsequently materially amends its proposal such that the provisions of the foregoing proviso are triggered again, then the period of Business Days referred to in the proviso above shall be reduced to three Business Days for the second time such provisions are triggered and to two Business Days for each subsequent time that such provisions are triggered again. Notwithstanding anything to the contrary herein, if such provisions are triggered or continuing to be triggered five Business Days prior to the scheduled expiration of the Offer by repeated proposals by Parent to adjust the terms and conditions of this Agreement and repeated adjustments to the proposal from the third Person that triggered the provisions of this Section 6.2, then the Company may make a factually accurate public statement by the Company that describes the status of the process taking place with respect to such bidding. For the avoidance of doubt, prior to making a determination as to whether failure to make an Adverse Recommendation Change or terminate this Agreement pursuant to this Section 6.2 (b) or enter into an Alterative Acquisition Agreement would be inconsistent with its fiduciary duties to the Shareholders under applicable Law, the Company Board shall take into account any bona fide adjustments to the terms of this Agreement that are offered by Parent pursuant to this Section 6.2 (b).

37.           In addition, Section 8.6 of the Merger Agreement permits St. Jude to continue the Tender Offer even if the Individual Defendants decide, in compliance with the Merger Agreement, to withdraw their support for the Proposed Transaction. In such an event, the Tender and Voting Agreement still apply to 30% of the outstanding shares. Accordingly, even where a superior transaction is available and supported by the Individual Defendants, the threshold for St. Jude to acquire control over the Company has been unfairly lowered. Thus, the coercive nature of the Proposed Transaction is evident: plaintiff and members of the putative class are being made to understand that St. Jude will acquire the Company regardless of what the Individual Defendants do.

38.           Further locking control of the Company up in favor of St. Jude is Section 8.3 of the Merger Agreement which contains a “Termination Fee” of $32,475,000. This Termination Fee is payable if, among other things, the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

39.           These acts, combined with other defensive measures the Company has in place, effectively preclude any other bidders that might be interested in paying more than St. Jude for the Company from taking their bids directly to the Company’s owners - its shareholders - and allowing those shareholders to decide for themselves whether they would prefer higher offers to the Proposed Transaction.

40.           The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of AGA Medical is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.

41.           The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

42.           As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their AGA Medical common stock in the Proposed Transaction.

43.           On October 20, 2010, AGA Medical filed its Solicitation Statement on Form 14 D 9 with the SEC to solicit shareholders to vote their shares in favor of the Proposed Transaction. As alleged below and elsewhere herein, the Solicitation Statement omits material information about the Proposed Transaction that must be disclosed to AGA Medical’s shareholders to enable them to render an informed decision. Specifically, the Solicitation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinion and analyses of AGA Medical’s financial advisor, Piper Jaffray & Co. (“Piper Jaffray”). This omitted information, if disclosed, would significantly alter the total mix of information available to the public holders of AGA Medical’s shares.

44.           The Solicitation Statement states that the Company’s Board considered and evaluated a number of factors in, among other things, authorizing and approving the Merger Agreement. Among these factors apparently was the Board’s consideration of strategic alternatives to the Proposed Transaction, and that the Board discussed, but ultimately decided against, conducting any kind of market check to determine the universe of potential acquirors for the Company. The Board also eschewed a market check to determine what sort of price the market might bear, especially given the Company’s current performance and future prospects. As a result, the Solicitation Statement is materially misleading in that it fails to provide any details about the Board’s or Piper Jaffray’s efforts to maximize shareholder value or obtain the best price reasonably available through any kind of meaningful market check. A reasonable shareholder undoubtedly would find this information material in considering whether the Board, in fact, considered all possible strategic alternatives, and made the decisions to forego not only a market check, but even attempting meaningfully to negotiate a merger agreement that contained a go-shop provision or provided for a meaningful amount of time to consider and negotiate a third-party proposal subject to a reduced termination fee. The information is even more material in light of the fact that the Board agreed that there was only a very limited number of potential strategic buyers for the Company.

45.           The Solicitation Statement is materially misleading in that it fails to disclose the nature and details of any conversations between St. Jude, on one hand, and any of the members of the Company’s senior management, on the other, concerning employment by AGA Medical or St. Jude following the consummation of the Proposed Transaction.

46.           The Solicitation Statement is materially misleading in that it fails to disclose any details concerning the circumstances surrounding the engagement of Piper Jaffray, why it took so long for the Company and Piper Jaffray to actually enter into a retention agreement, and the nature and details concerning Piper Jaffray’s apparently ongoing relationship with the Company during the period leading up to the process that led to the Proposed Transaction. Both the Solicitation Statement and the Registration Statement similarly fail to disclose any information concerning the relationship between Piper Jaffray, on one hand, and St. Jude and its principals, on the other, and whether Piper Jaffray anticipates continued work from AGA Medical, St. Jude, or both. This information is material to shareholders considering whether to rely, in whole or in part, on any of the analyses conducted by the Board’s financial advisor in light of potential conflicts.

47.           The Solicitation Statement discloses that, during the period leading up to the negotiation and execution of the Tender and Voting Agreement, representatives of St. Jude met with WCAS and Gougeon. The Solicitation Statement is materially misleading, however, in that it fails to disclose the nature of those discussions. This information is particularly material to shareholders given the nature of the Tender and Voting Agreement, which obligates these shareholders to vote at least 30% of the Company’s outstanding shares in favor of the Proposed Transaction no matter what. The information is also material given the incredibly short period, as disclosed in the Solicitation Statement, which suggests that WCAS and Gougeon almost certainly were involved in, or informed of, price negotiations regarding the Proposed Transaction. As a result, the Solicitation Statement is materially misleading in that it fails to disclose the participation or input that either of these shareholders had with respect to the consideration being offered in the Proposed Transaction.

48.           The Solicitation Statement is materially misleading with respect to Piper Jaffray’s Selected Public Companies Analysis because it fails to disclose critical information concerning the methodologies used in that analysis. As reflected in the Solicitation Statement, Piper Jaffray considered two different sets of comparable companies in connection with its analysis. Nowhere in the Solicitation Statement, however, does the Company provide any explanation as to why it was at all necessary for Piper Jaffray to break out the comparable companies into these two different sets. Given that they are in similar lines of business, it seems that the set of vascular companies should have been a sufficient set of comparables for Piper Jaffray to use. As a result of this inconsistency, it also becomes critical for the Company to disclose the company by company multiples for each of the comparable companies considered by Piper Jaffray. Only after that disclosure has been made will shareholders be able to fully evaluate the reliability of this analysis, and whether the set of financial comparables was used to skew the resulting implied range of values in favor of the Proposed Transaction. Similarly, the Solicitation

Statement is materially misleading in that it fails to disclose the transaction by transaction multiples observed for the precedent transactions considered in Piper Jaffray’s Selected M&A Transaction Analysis.

49.           With respect to the Discounted Cash Flow Analysis performed by Piper Jaffray, the summary in the Solicitation Statement is materially misleading in that it fails to disclose certain assumptions made by Piper Jaffray, including the reasons why Piper Jaffray selected terminal multiples of 3.5 x to 4.0 x to apply to projected calendar year 2015 revenues. The Solicitation Statement further is materially misleading in that it fails to disclose whether, in fact, Piper Jaffray actually performed a “Sum of the Parts” discounted cash flow analysis. This question arises based on the fact that Piper Jaffray determined discount rates not based on the Company as a whole, but rather based on a “weighted average” for the Company’s “base business,” in addition to its “pipeline” business. This averaging, in turn, begs the question as to whether the individual discount rates were applied to different sets of projections for each of these businesses, or whether the weighted average simply was applied to a consolidated set of projections. The Solicitation Statement is further misleading in that it only discloses one case of financial forecasts for the Company. If, in fact, Piper Jaffray considered multiple sets of projections for each of these business segments within the Company when performing its discounted cash flow analysis, shareholders have a right to be provided with this material information. The projections disclosed by the Company in the Solicitation Statement are also materially misleading in that they fail to provide the actual free cash flow projections considered by Piper Jaffray. They also are materially misleading in that they do not break out the free cash flow or revenue projections for the Company’s base and pipeline businesses as described in the Solicitation Statement.

50.           The Solicitation Statement fails to disclose whether the Board actually considered the prospects of the Company going forward on a stand-alone basis, and why the Company refrained from taking steps to give the Board more time to negotiate with St. Jude, or simply walking away from a deal that they did not have to do.

51.           The Solicitation Statement states that only “key meetings, conversations, and events that led to the signing of the Merger Agreement” would be disclosed to shareholders. Given the apparent amount of events and conversations that have not been disclosed, including almost any meaningful disclosure regarding the negotiations and events leading up to the Tender and Voting Agreement, the Solicitation Statement is materially misleading in that it fails to disclose exactly what the Company’s criteria for what a “key” meeting, conversation, or event would be, as well as what are any other grounds for excluding material information from disclosure to shareholders.

52.           The Solicitation Statement is materially misleading in that it fails to disclose how the Board and its advisors came to determine that fifteen days was an adequate period for the application of a reduced termination fee in light of recent events and other deals involving similarly sized companies that have seen go-shop periods of thirty to thirty-five days or more.

53.           The Solicitation Statement is materially misleading in that it fails to disclose exactly how the Board concluded that $23.50 would be a fair price for each share of the Company’s stock on or around September 19, 2010, or how and why the Board decided to precipitously reduce that figure to $21.00 per share after St. Judge rejected the Company’s counter proposal (and eventually $20.80 per share). A reasonable shareholder would find this information material as it goes to the value of the Company, the Board’s efforts to maximize shareholder value, and the reasons why the Company apparently felt compelled to enter into the Merger Agreement at a time when doing so was by no means necessary.

COUNT I

(Breach of Fiduciary Duty against the Individual Defendants)

54.           Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

55.           As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of AGA Medical’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance AGA Medical’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of AGA Medical’s public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of AGA Medical; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

56.           The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

57.           As alleged herein, defendants have initiated a process to sell AGA Medical that undervalues the Company and vests them with benefits that are not shared equally by AGA Medical’s public shareholders – a clear effort to take advantage of the temporary depression in AGA Medical’s stock price caused by the current economic conditions. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of AGA Medical at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of AGA Medical’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that is committed to the Proposed Transaction.

58.           As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

59.           Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Breach of the Fiduciary Duty of Disclosure against the Individual Defendants)

60.           Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

61.           The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

62.           The Solicitation Statement and the Registration Statement fail to disclose material financial information, including financial information and information necessary to prevent the statements contained therein from being misleading.

63.           The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of defendants’ failure to provide full and fair disclosure, plaintiff and the Class will be stripped of their ability to make an informed decision on whether to tender their shares in favor of the Proposed Transaction, and thus are damaged thereby.

64.           Plaintiff and the members of the Class have no adequate remedy at law.

COUNT III

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against AGA Medical and St. Jude)

65.           Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

66.           Defendants AGA Medical and St. Jude knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, AGA Medical provided, and St. Jude obtained, sensitive non-public information concerning AGA Medical’s operations and thus had unfair advantages that enabled it to acquire the Company at an unfair and inadequate price.

67.           As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their AGA Medical shares.

68.           Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.            Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

B.            Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C.            In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D.            Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E.             Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.             Granting such other and further relief as this Court may deem just and proper.

Dated: October 27, 2010		RIGRODSKY & LONG, P. A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 N. Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff